UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 5, 2005

     Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

     Avenida Presidente Eduardo Frei Montalva 8301
     Quilicura
     Santiago
     Chile
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item
1.	Free English translation of letter to Superintendency of Securities and Insurance from Distribución y Servicio D&S S.A., dated June 30, 2005.

Santiago, June 30, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O ´Higgins 1449

Ref:  MATERIAL EVENT
Registration in the Securities Registry Number 0593

Of our consideration,

In accordance with the 9th article, second clause of the 10th article of Law Number 18,045 and paragraph 2.2 of Section II of the General Regulation Number 30 of that Superintendency, and with the agreement reached by the board of directors of the Company that I represent during its ordinary session Number 251, dated today, we hereby proceed to notify you about the following as a MATERIAL EVENT: On the 31st of December, 2004, Distribución y Servicio D&S S.A. (“D&S”) and Distribuidora Internacional de Alimentación S.A. (“DIASA”), a Spanish corporation which is a subsidiary of Carrefour Group, entered into an agreement whose purpose is to establish an appropriate contractual framework which will facilitate the assessment and eventual possibility of entering into final agreements intended for DIASA and D&S to take up their common interests and participate as partners in the set up and development of a chain of proximity and convenience stores in the Republic of Chile. The aforementioned agreement has given way to negotiations for establishing the terms and conditions under which the projected business could be carried out, in the event it is actually developed. Such negotiations are still pending and to this date it is uncertain whether such agreements will be entered into or not. At the time the mentioned agreement was entered into, it was part of a reserved agreement adopted by the board of directors of D&S.

Yours sincerely,

RODRIGO CRUZ MATTA
CEO
Distribución y Servicio D&S S.A.

c.c. Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Bolsa de Valores de Valparaíso (Valparaíso Stock Exchange)
Latibex – Madrid Stock Exchange
New York Stock Exchange (NYSE)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: July 5, 2005